SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
Notification of Late Filing

Commission File Number: 000-22209
CUSIP Number: 71366Q-10-1C

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:		March 31, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION
Peregrine Systems, Inc. Full Name of Registrant
N/A Former Name if Applicable
3611 Valley Centre Drive Address of Principal Executive Office (Street and Number)
San Diego, California 92130 City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☐

          (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        Pergrine has annouced that it intends to restate its financial results for fiscal years 2000 and 2001 and the first three quarters of fiscal 2002 as a result of accounting errors and irregularities in prior fiscal periods brought to the company's attention by its independent auditors. The company also has announced that its audit committee has commenced an internal investigation of the company's accounting practices and the Securities and Exchange Commission has initiated its own formal investigation. The time required to complete the auidt committee's investigation and for the company to complete the restatement of its financial statements for prior periods will depend on the scope and magnitude of the accounting issues under review. The company cannot estimate at this time when it may file its Form 10-K for fiscal 2002.

PART IV—OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification

Kathy Vizas, Acting General Counsel (Name)	858 (Area Code)	481-5000 (Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes        ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes        ☐ No

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  See Part III.

  Peregrine Systems, Inc.
  (Name of Registrant as Specified in Charter)

        has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 2, 2002	By	/s/ KATHY VIZAS Kathy Vizas Acting General Counsel